BB

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH., D.C. 213

SI 05036170 COMMISSION 549

VF 3-9-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHITE PACIFIC SECURITIES, INC.

OFFICIAL USE ONLY
42505
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 Sansome Street Fourth Floor
(No. and Street)

San Francisco (City) CA (State) 94194 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irene Oin Fang Shen 818-863-1720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON MARKLE HARDESTY & BOTT, APC
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle Suite 200 Larkspur, CA 94930
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TL 3/14

OATH OR AFFIRMATION

I, Stephen Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Pacific Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARMEN P. JENKINS
Commission # 1323782
Notary Public - California
San Francisco County
My Comm. Expires Oct 5, 2005

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Pacific Securities, Inc.

Financial Statements

and

Supplemental Information

Years ended December 31, 2004 and 2003

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of White Pacific Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As explained in various notes to the financial statements, White Pacific Securities, Inc. is a subsidiary of Mandarin Holding Group, Inc. (Acument Holding Company, Inc. before August 16, 2004) and has significant transactions with its parent and affiliated companies.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2005

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◇ ◇ Fax: 415-925-1140 ◇ ◇ Internet: www.wmshb.com

White Pacific Securities, Inc.
Statement of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$898,121	$722,367
Deposits with clearing brokers	100,106	100,106
Receivables from broker-dealers	364,857	384,275
Other receivables	47,541	31,312
Income taxes receivable	24,400	–
Prepaid expenses	6,100	5,901
Total current assets	1,441,125	1,243,961
Property and equipment, at cost	141,214	133,761
Accumulated depreciation	(110,421)	(89,893)
Property and equipment, net	30,793	43,868
Deposits	15,795	25,502
Total assets	$1,487,713	$1,313,331
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$76,363	$174,639
Commissions payable	265,891	241,911
Clearing deposits payable	85,106	70,106
Due to parent	–	48,000
Due to affiliate	15,336	15,336
Deferred rent	8,703	8,050
Income taxes payable	–	24,239
Total current liabilities	451,399	582,281
Stockholders' equity		
Common stock, no par; 1,000,000 shares authorized, 81,500 shares issued and outstanding	2,067,034	2,067,034
Retained earnings (deficit)	(1,030,720)	(1,335,984)
Total stockholders' equity	1,036,314	731,050
Total liabilities and stockholders' equity	$1,487,713	$1,313,331

See accompanying notes.

White Pacific Securities, Inc.
Statement of Operations
Years ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commissions	$5,343,917	$5,590,780
Interest	454,494	327,773
Other	356,061	310,632
Total revenues	6,154,472	6,229,185
Costs and expenses		
Compensation and benefits	1,138,074	1,081,462
Commissions	2,344,360	2,173,216
Clearing and exchange fees	1,309,081	1,307,612
Communications	647,934	835,707
Occupancy	205,725	306,839
Advertising and promotion	114,370	85,134
Regulatory	40,012	53,527
Legal, arbitration and customer losses	(1,997)	17,272
Management fee		48,000
Other	50,849	33,078
Total costs and expenses	5,848,408	5,941,847
Income before income taxes	306,064	287,338
Provision for income taxes	800	25,039
Net income	$305,264	$262,299

See accompanying notes.

White Pacific Securities, Inc.
Statement of Stockholders' Equity
Years ended December 31, 2004 and 2003

	Common stock		Retained earnings (deficit)	Total stockholders' equity
	Shares	Amount		
Balances, December 31, 2002	81,500	$2,067,034	($1,598,283)	$468,751
Net income (loss)	–	–	262,299	262,299
Balances, December 31, 2003	81,500	2,067,034	(1,335,984)	731,050
Net income (loss)	–	–	305,264	305,264
Balances, December 31, 2004	81,500	$2,067,034	($1,030,720)	$1,036,314

See accompanying notes.

White Pacific Securities, Inc.
Statement of Cash Flows
Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$305,264	$262,299
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	20,528	21,655
Changes in current assets and liabilities		
Deposits with clearing brokers	–	(50,106)
Receivables from broker-dealers	19,418	(59,764)
Other receivables	(16,229)	11,465
Prepaids expenses	(199)	(5,901)
Accounts payable and accrued liabilities	(98,276)	73,653
Commissions payable	23,980	71,246
Clearing deposits payable	15,000	37,606
Deferred rent	653	8,050
Income taxes receivable and payable	(48,639)	24,239
Net cash provided (used) by operating activities	221,500	394,442
Cash flows from investing activities		
Purchases of property and equipment	(7,453)	(10,880)
Change in deposits	9,707	(2,228)
Net cash provided (used) by investing activities	2,254	(13,108)
Cash flows from financing activities		
Change in due to (from) parent	(48,000)	48,000
Change in due to (from) affiliate	–	39,000
Net cash provided (used) by financing activities	(48,000)	87,000
Net change in cash and cash equivalents	175,754	468,334
Cash and cash equivalents, beginning of year	722,367	254,033
Cash and cash equivalents, end of year	$898,121	$722,367
Supplemental disclosure of cash flow information		
Cash paid for interest	$ –	$ –
Cash paid for income taxes	$49,439	$800

See accompanying notes.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2004

Note 1 – Summary of significant accounting policies

Basis of presentation
White Pacific Securities, Inc., (Company) is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission. The Company is a member of the National Associates of Securities Dealers, Inc. (NASD) since 1998. The Company markets and sells its services through employee and independent contractor brokers (licensed in virtually every state) and Offices of Supervisory Jurisdiction located throughout California and in Texas and Washington. On November 23, 1999, Acument Holding Company, Inc. (AHC) purchased the entire outstanding stock of the Company and, effective January 1, 2000, it distributed 31% of the stock of the Company to various individuals responsible for managing the Company.

Effective August 16, 2004, all of the stockholders of the Company exchanged their stock for the common stock of Mandarin Holding Group, Inc. (Mandarin). Consequently, Mandarin became the sole owner of the Company.

The Company clears trades directly with one clearing broker, Computer Clearing Services (CCS), a majority-owned subsidiary of AHC, and indirectly with another clearing broker, ADP Clearing & Outsourcing Services, Inc. (ADP) (U. S. Clearing Corporation through October 31, 2004), through an introducing broker, 1st Discount Brokerage (1DB), all on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and on deposit with commercial banks and a registered investment company, available within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Property and equipment
Property and equipment consist of computer and office equipment, furniture and leasehold improvements. The Company records property and equipment acquisitions at cost. The Company records depreciation on office and computer equipment and furniture calculated using the straight-line basis over estimated useful lives of three to seven years.

Note 1 – Summary of significant accounting policies (continued)

Security transactions and commissions
The Company derives commissions and other revenue principally from its clearing brokers for commissions, interest and order flow related to customer transactions.

The Company records security transactions on a settlement date basis during the year and on a trade date basis at year-end. The Company records revenues and expenses related to agency transactions on a trade date basis.

Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sale credits) balances through contractual agreements with its clearing brokers.

Advertising costs
The Company expenses advertising costs when incurred. During the years ended December 31, 2004 and 2003, the Company incurred advertising expense totaling $109,568 and $72,520, respectively.

Income taxes
Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" requires recognition of deferred tax assets and liabilities arising from the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the Company expects the differences to reverse. The Company generally recognizes a 100% valuation allowance on any resulting deferred tax assets because it is currently more likely than not the Company will not be able to use such deferred tax assets in the future. Additionally, the Internal Revenue Code (IRC) limits the use of deferred tax assets resulting from net operating loss carry forwards from Star Traders, Inc. due to the ownership change.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2004

Note 1 – Summary of significant accounting policies (continued)

Estimated fair value of financial instruments
SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Except as otherwise noted, management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are already stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and notes reported herein. Although management bases these estimates on its knowledge of current events and actions that it may undertake in the future, they may differ from actual results.

Reclassification
The Company reclassified certain 2003 information to conform to the 2004 presentation.

Note 2 – Clearing broker accounts

As of December 31, 2004 and 2003, CCS required (Note 10) and held a clearing broker deposit totaling $100,106.

As of December 31, 2004, amounts receivable from broker-dealers consisted principally of amounts due from CCS and ADP (through 1DB) totaling $217,212 and $147,645 respectively. As of December 31, 2003, amounts receivable from broker-dealers consisted principally of amounts due from CCS and ADP (through 1DB) totaling $212,170 and $172,105 respectively.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2004

Note 3 – Property and equipment

As of December 31, 2004 and 2003, property and equipment totaled as follows:

	2004	2003
Computer equipment	$ 17,453	$ 10,000
Office equipment	75,631	75,631
Furniture	48,130	48,130
Property and equipment, at cost	141,214	133,761
Accumulated depreciation	(110,421)	(89,893)
Property and equipment, net	$ 30,793	$ 43,868

Note 4 – Commissions and clearing deposits payable

Commissions payable as of December 31, 2004 include $86,936 payable to individual brokers for activity clearing through ADP and $178,955 payable to Offices of Supervisory Jurisdiction (OSJ) clearing through CCS. Commissions payable as of December 31, 2003 include $79,534 payable to individual brokers for activity clearing through ADP and $162,377 payable to Offices of Supervisory Jurisdiction (OSJ) clearing through CCS.

Clearing deposits payable as of December 31, 2004 and 2003 consist of deposits held by the Company of amounts otherwise payable to OSJs. The Company policy is to hold at least $5,000 per active OSJ.

Note 5 – Due from and to and transactions with parent and affiliate

During the years ended December 31, 2004 and 2003, the Company incurred management fees, payable to AHC, totaling $-0- and $48,000, respectively.

Due to affiliate consists entirely of amounts due to ASI for expenses incurred by the Company and paid by ASI, net of amounts related to trading activities clearing with U. S. Clearing Corporation through August 15, 2002. During the years ended December 31, 2004 and 2003, the Company paid rent to ASI totaling $-0- and $39,000, respectively.

Note 5 – Due from and to and transactions with parent and affiliate (continued)

During the period August 16 through December 31, 2004, the Company had no transaction with Mandarin (Note 1).

Note 6 – Taxes on income

During the years ended December 31, 2004 and 2003, income tax expense consists entirely of California state income and franchise taxes totaling $800 and $25,039, respectively.

As of December 31, 2004, the Company has federal net operating loss carry forwards totaling $997,242, expiring from 2017 to 2022. Certain provisions of the IRC limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. The portion of the federal net operating loss carry forwards subject to the limitation totals $57,491.

As explained in Note 1, the Company reduced its deferred tax asset as of December 31, 2004 and 2003, resulting from net operating loss carry forwards and the timing difference of certain expense deductions, to zero with a 100% valuation allowance.

Note 7 – Retirement plan

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan. During the years ended December 31, 2004 and 2003, the Company did not make any matching or discretionary contributions to the plan.

Note 8 – Market risk and credit risk

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreements between the Company and its clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

Under the terms of the agreements between the Company and its clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

As of and at times during the years ended December 31, 2004 and 2003, the Company maintained deposit balances at commercial banks and a registered investment company in excess of federal deposit insurance and security investor protection limits, respectively.

Note 9 – Commitments and contingencies

The Company leases office space under operating leases continuing variously through September 30, 2007. Lease terms include required minimum payments (including future increases), deposits and periodic increases based on inflation and shares of building operating expenses and taxes. During the years ended December 31, 2004 and 2003, rent expense for the Company office facilities, including minimum payments and other related charges, totaled $134,226 and $218,430, respectively.

Note 9 – Commitments and contingencies (continued)

Future minimum lease payments under noncancelable operating leases for office space for the years ended December 31 total as follows:

2005	$ 94,793
2006	92,112
2007	52,500
Deferred rent as of December 31, 2004	(8,703)
Total future minimum lease payments	$230,702

During the year ended December 31, 2002, the Company terminated two operating leases early. The Company recorded losses equal to the security deposits and final month rent, totaling $31,326. The Company settled the disputes during the year ended December 31, 2003, for a total of $49,000, booked to rent expense.

The Company leases certain office and computer equipment under operating leases that continue through November 30, 2006. During the years ended December 31, 2004 and 2003, rent expense for certain office and computer equipment totaled $20,038 and $25,955, respectively.

Future minimum lease payments under noncancelable operating leases for certain office and computer equipment for the years ended December 31 total as follows:

2005	$17,669
2006	12,303
Total future minimum lease payments	$29,972

The deposits with clearing brokers include amounts that CCS requires under a clearing agreement with the Company as of December 31, 2004, totaling $100,106.

Effective August 16, 2002, the Company contracted with 1DB (Note 1) to clear its trading activity on a fully disclosed basis, through August 31, 2005 (and renewable annually thereafter). The Company will be subject to a $12.50 per account termination fee if it terminates the contract before August 31, 2005, or without giving a 90-day notice.

Note 9 – Commitments and contingencies (continued)

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel and in the opinion of management; the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

On November 30, 2004, the NASD concluded an examination of the Company and issued a summary of findings. The Company complied immediately with findings related to its calculation of net capital and aggregate indebtedness and hired a consultant and new compliance officer to assist it in complying with other findings. In addition, the Company has the opportunity to refute or otherwise respond to certain findings. Although there has been no final resolution or determination as of February 17, 2005, the Company believes that the fine, if any, related to the NASD examination and final findings will not have a material adverse effect on the financial condition of the Company.

Note 10 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $838,394 , which exceeded the minimum requirement of $30,238 by $808,156 and a ratio of aggregate indebtedness to net capital of 0.54 to 1. The Company is exempt from the provisions of SEC Rule 15c3.3 pursuant to paragraph K(2)(ii).

Supplemental Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 17, 2005. We conducted our audit to form an opinion on the basic financial statements, taken as a whole. We present the accompanying supplemental information hereinafter for purposes of additional analysis, not as a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. We subjected such information to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2005

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◇ ◇ Fax: 415-925-1140 ◇ ◇ Internet: www.wmshb.com

White Pacific Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2004

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

White Pacific Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Net capital	
Total stockholders' equity	$1,036,314
Deductions and charges for non-allowable assets	
Petty cash	2,000
Receivable from broker-dealers – non-allowable portion	52,979
Other receivables	47,541
Income tax receivable	24,400
Prepaid expenses	6,100
Property and equipment, net	30,793
Deposits	15,795
Security haircuts	12,779
Undue concentration	5,533
Total deductions and charges for non-allowable assets	197,920
Net capital	$ 838,394
Aggregate indebtedness	$ 453,577
Computation of basic net capital requirement	
Minimum net capital required equals the higher of $5,000 (SEC), $30,000 (CFTC) or 6 2/3% of total aggregate indebtedness	$ 30,238
Excess net capital	$ 808,156
Ratio of aggregate indebtedness to net capital	0.54 to 1
Excess net capital at 1,000%	$ 793,036

White Pacific Securities, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2004

Reconciliation with the computation of the Company
(included in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Part IIA (Unaudited) FOCUS Report	$848,203
Audit adjustments	(9,809)
Net capital, as adjusted	$838,394
Aggregate indebtedness, as reported in Part IIA (Unaudited) FOCUS Report	$455,312
Audit adjustments	(1,735)
Aggregate indebtedness, as adjusted	$453,577

White Pacific Securities, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (C)(k)(2)(ii) is met.

White Pacific Securities, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of White Pacific Securities, Inc. (Company), as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC.

Two of the objectives of internal control and the practices and procedures are to

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◇ ◇ Fax: 415-925-1140 ◇ ◇ Internet: www.wmshb.com

provide management with reasonable but not absolute assurance that the Company safeguards assets for which the Company has responsibility against loss from unauthorized use or disposition and that the Company executes transactions in accordance with the authorization of management and records them properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements we audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider material weaknesses, as defined above.

We understand that the SEC considers practices and procedures that accomplish the objectives referred to in the second paragraph of this report to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of December 31, 2004, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report for and it should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2005

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16

Board of Directors
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements of White Pacific Securities, Inc. (Company) as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the CFTC.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◇ ◇ Fax: 415-925-1140 ◇ ◇ Internet: www.wmshb.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the Company safeguards assets for which the Company has responsibility against loss from unauthorized use or disposition and that the Company executes transactions in accordance with the authorization of management and records them properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements we audit may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider material weaknesses as defined above.

We understand that the CFTC considers practices and procedures that accomplish the objectives referred to in the second paragraph of this report to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of December 31, 2004, to meet the objectives of the CFTC.

We intend this report solely for the information and use of the Board of Directors, management, the CFTC, the NASD and other regulatory agencies that rely on Regulation 1.16 of the CFTC. We do not intend this report for and it should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2005